April 15, 2016

Via EDGAR (form type label CORRESP)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 333-82318

Dear Mr. Rosenberg,

By letter dated March 21, 2016, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report (the “Annual Report 2015”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). On behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to your comments as indicated below. For ease of reference, we have repeated your comments prior to our responses.

Item 5 Operating and Financial Review and Prospects

Operating Results, page 12

SEC Comment #1:

Please refer to Sales Development on page 6 of your Annual Report 2015 incorporated herein by reference. Tell us the extent to which increases or decreases in local currency net sales are attributable to changes in price versus the volume of goods sold for your products.

Our response

In response to the Staff’s comment, we can inform that in 2015 sales increased by 8% measured in local currencies. North America was the main contributor with a 62% share of growth corresponding to 11% growth in local currencies followed by International Operations with a 26% share of growth corresponding to 15% growth in local currencies. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®. In general all five regions contributed with growth in local currencies.

The sales growth is driven by market share gains, underlying volume growth of the insulin market and changes in product mix, e.g. upgrade to modern and new-generation insulin. The global net impact of pricing has been close to neutral across the portfolio in

2015. Hence the overall growth in local currency net sales is related to volume growth rather than changes in pricing.

Notes to Consolidated Financial Statements

2.1 Net Sales and Sales Deductions, page 64

SEC Comment #2:

Please tell us the reason(s) for the change in gross-to-net sales adjustments from 27.9% of gross sales in 2013 to 40.9% of gross sales in 2015. Please also tell us whether and, if so, what impact the expected increasing price pressure on your prices in the US market will have on your future results of operations.

Our response

The majority of the increase in total gross-to-net deductions has been driven by pressure from the pharmacy benefit managers (“PBMs”) and other payers for Novo Nordisk to provide them with greater price concessions (in the form of rebates) in order to secure access to those payers’ formularies in the US commercial and Medicare Part D sales channels.

In general, recent industry consolidation in the US among PBMs and other payers has provided them with additional negotiation leverage borne by the increasingly large patient populations under their control. Additionally, the US insulin market has experienced a shift towards more exclusive and narrow formulary designs which severely limit patient access for excluded brands. The pharmaceutical company winning an exclusivity contract will gain access to the entire patient population covered by that formulary while others will be blocked from access to that patient population.

As such, in order to avoid exclusion on PBM/payer formularies and in light of increased competition in the diabetes market, we and other manufacturers increasingly have responded with greater price concessions resulting in an increase in gross-to-net sales adjustments.

A portion of the increase in gross-to-net deductions is due to increased volume utilization by the US Veteran’s Affairs group and a minor reduction in selling price granted them in 2015 to maintain Novo Nordisk’s status on their national formulary.

The balance of the increase in gross-to-net reductions has been driven by increased volume utilization from Medicaid as a result of program expansion provisions in the US Affordable Care Act, normal increases in government-mandated Medicaid rebate levels, and minor changes in other various rebate categories.

The increasing price pressures in the US means that Novo Nordisk expects net selling prices to remain relatively flat on a year-on-year basis for 2016. We expect that our primary drivers of future growth will be underlying market growth, market share gains resulting from new product launches, and product mix which is expected to offset additional rebate pressure.

4.9 Financial Income and Expenses, page 87

SEC Comment #3:

You disaggregate financial income (expense) from forward contracts into three components: transferred from other comprehensive income, value adjustment of transferred contracts, and foreign exchange gain/loss on forward contracts. Tell us why you believe those three components are meaningful and how the amounts in Note 4.9 relate to amounts disclosed in Note 4.3.

Our response

The table “Financial impact from forward contracts and currency options, specified” in Note 4.9 is considered meaningful as it provides transparency and internal coherence within the area of derivative financial instruments. The table is a further disaggregation of the disclosure requirements of IFRS 7.23 c-d. It provides a specification of the line items “Financial income/(expense) from forward contracts” and “Financial income/(expense) from currency options” as presented as part of the table for Financial income and Financial expenses.

By disaggregating the amounts into three components we allow the users of the Consolidated Financial Statements to understand the impact for the year on financial income/(expense) from forward contracts and currency options divided by:

i.	Income/(expense) recycled from other comprehensive income (“OCI”) at the prior period end value;

ii.	Market value adjustment for the year of contracts recycled from the prior period; and

iii.	Income/(expense) from contracts entered into and realized during the year as well as the result of contracts that do not qualify for hedge accounting.

The component: “Transferred from other comprehensive income” presented in Note 4.9 relates to amounts disclosed in Note 4.3 in the following way:

The components: “Value adjustment of transferred contracts”, “Value adjustment of transferred options”, “Foreign exchange gain/loss on forward contracts” and ”Foreign exchange gain/loss on currency options” presented in Note 4.9 cannot be reconciled to

Note 4.3 as they represent value movement for the year of contracts from the prior year realized and recycled from OCI during the year.

* * * * *

Finally, in responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Karsten Munk Knudsen, Senior Vice President of Corporate Finance, at (+45) 3075 8611 or me at (+45) 4442 3295.

Sincerely,

/s/ Jesper Brandgaard

Jesper Brandgaard

Executive Vice President and

Chief Financial Officer

Cc:

Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk

Ms. Liz Hewitt, Chairman of the Audit Committee, Novo Nordisk

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